Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 3, 2014

DATE, TIME AND PLACE: On November 3, 2014 at 10:00 a.m. at  Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Opening the meeting, the Directors examined the account statements for the period from January to September 2014, the subject of:  (i) a favorable opinion from the Fiscal Council; and (ii) an unqualified report from the independent auditors.

Following due deliberation, the Directors concluded as to the accuracy of all the documents examined, unanimously approving them and authorizing their publication through submission to  the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (both in the USA EUA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (both in Argentina).

CONCLUSION: With the work of the Board concluded, these minutes were drafted and signed, having been read and approved by all. São Paulo (SP), November 3, 2014. (signed) Pedro Moreira Salles - Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer